UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Huttig Building Products, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

448451104

(CUSIP Number)

Aron R. English

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451104

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,133,291
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,133,291
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 448451104

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,133,291
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,133,291
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 448451104

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,133,291
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,133,291
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 448451104

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,133,291
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,133,291
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 448451104

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,133,291
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,133,291
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 448451104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). Prior to the filing of the initial Schedule 13D (the “Schedule 13D”) on October 22, 2020, the Reporting Persons (as defined below) had relied on Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that a Schedule 13G shall be filed within 45 days after the end of the calendar year in which the person became obligated under Rule 13d-1(b).  Upon the Reporting Persons’ determination to issue the Letter (as defined below) on October 22, 2020 as more fully described under Item 4, the Reporting Persons, in accordance with Rule 13d-1(e) of the Exchange Act, became obligated to file the Schedule 13D.

This Amendment No. 1 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 555 Maryville University Drive, Suite 400, St. Louis, Missouri 63141.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW; and
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Mr. English is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

(c)       The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.

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CUSIP No. 448451104

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Mr. English is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,133,291 Shares beneficially owned by 22NW Fund is approximately $2,431,952, including brokerage commissions.

Item 4.	Purpose of Transaction.

On October 22, 2020, the Reporting Persons issued an open letter and press release (the “Letter”) to the Issuer’s board of directors (the “Board”) stating the Reporting Persons’ belief that the unsolicited proposal by Mill Road Capital Management LLC and its affiliates (collectively, “Mill Road”) to acquire all of the outstanding Shares of the Issuer for $4.00 per Share is too low and undervalues the Issuer’s growth potential. In the Letter, the Reporting Persons further stated their belief that the Issuer’s Huttig Grip brand of fasteners will continue to expand, resulting in significant revenue and EBITDA growth. The Reporting Persons urged the Board to reject Mill Road’s offer. The foregoing description of the Letter is qualified in its entirety by the full text of the Letter, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to the Issuer’s rights agreement, dated as of May 18, 2016 (as amended, the “Rights Agreement”), stockholders are generally prohibited from acquiring beneficial ownership of 4.99% or more of the Issuer’s outstanding Shares. On June 5, 2020, the Reporting Persons inadvertently became the owners of more than 4.99% of the outstanding Shares. On August 12, 2020, 22NW (on behalf of itself and its affiliates, the “22NW Group”) and the Issuer entered into a standstill agreement (the “Agreement”) pursuant to which the Board deemed the 22NW Group to be an “Exempt Person” under the Rights Agreement, provided that the 22NW Group cannot acquire additional Shares while an Exempt Person. Further, in connection with the Agreement, the 22NW Group agreed, among other things, to certain standstill restrictions until the third anniversary of the Agreement. The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may, subject to the restrictions in the Agreement, endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

8

CUSIP No. 448451104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, subject to the restrictions in the Agreement, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 26,894,006 Shares outstanding as of July 28, 2020, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2020.

As of the date hereof, 22NW Fund directly beneficially owned 2,133,291 Shares, constituting approximately 7.9% of the Shares outstanding. 22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 2,133,291 Shares owned by 22NW Fund, constituting approximately 7.9% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 2,133,291 Shares owned by 22NW Fund, constituting approximately 7.9% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 2,133,291 Shares owned by 22NW Fund, constituting approximately 7.9% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 2,133,291 Shares owned by 22NW Fund, constituting approximately 7.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares reported owned by 22NW Fund.

(c)       No Reporting Person has entered into any transactions in the Shares during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

9

CUSIP No. 448451104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 12, 2020, 22NW and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

On October 22, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter, dated October 22, 2020.
99.2	Agreement, dated August 12, 2020.
99.3	Joint Filing Agreement, dated October 22, 2020.
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CUSIP No. 448451104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2020

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

11